UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
HLTH CORPORATION
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
40422Y 10 1
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40422Y 10 1	SCHEDULE 13G	Page	2	of	5

1	NAMES OF REPORTING PERSONS Martin J. Wygod

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		11,530,100 (see footnote 2 to Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,171 (see footnote 2 to Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,120,100 (see footnote 2 to Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

8,171 (see footnote 2 to Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,538,271 (see footnote 2 to Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.8% (see footnote 2 to Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	40422Y 10 1	SCHEDULE 13G	Page	3	of	5

Item 1.

	(a)	Name of Issuer
HLTH Corporation (formerly known as Emdeon Corporation)[1]

	(b)	Address of Issuer’s Principal Executive Offices
669 River Drive, Center 2, Elmwood Park, NJ 07407

Item 2.

	(a)	Name of Person Filing:
Martin J. Wygod

	(b)	Address of Principal Business Office or, if none, Residence:
c/o HLTH Corporation, 669 River Dr., Center 2, Elmwood Park, NJ 07407

	(c)	Citizenship:
United States of America

	(d)	Title of Class of Securities:
Common Stock

	(e)	CUSIP Number:
40422Y 10 1 (see footnote 1 to Item 1)

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

[1]	At the time of the original filing of this Schedule 13G, HLTH Corporation (“HLTH”) was known as “Emdeon Corporation” and the CUSIP number applicable to its common stock was 290849 10 8. Emdeon Corporation changed its name to HLTH Corporation in May 2007 and, effective May 21, 2007, a new CUSIP number (40422Y 10 1) was assigned to its common stock (“HLTH Common Stock”).

CUSIP No.	40422Y 10 1	SCHEDULE 13G	Page	4	of	5

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 11,538,271[2]

(b) Percent of class: 10.8%[3]

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 11,530,100[1]

(ii) Shared power to vote or to direct the vote: 8,171[1]

(iii) Sole power to dispose or to direct the disposition of: 11,120,100[1]

(iv) Shared power to dispose or to direct the disposition of: 8,171[1]

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

[2]	Mr. Wygod has sole power to vote or direct the vote of 11,530,100 shares of HLTH Common Stock, which is comprised of: (i) 6,408,532 shares owned by Mr. Wygod; (ii) 161,332 shares held by SYNC, Inc., which is controlled by Mr. Wygod; (iii) 410,000 shares of unvested restricted HLTH Common Stock; (iv) 236 shares held in the HLTH Corporation 401(k) Savings and Employee Stock Ownership Plan; and (v) 4,550,000 shares that Mr. Wygod has the right to acquire pursuant to vested options or options scheduled to vest by March 1, 2009. Mr. Wygod has the sole power to dispose or direct the disposition of 11,120,100 shares of HLTH Common Stock, which includes all of the shares listed in the preceding sentence, except the 410,000 shares of unvested restricted HLTH Common Stock. Mr. Wygod may be deemed to have shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of 8,171 shares of HLTH Common Stock, which is comprised of: (i) 1,617 shares held by The Rose Foundation, Inc., a private charitable foundation, of which Mr. Wygod is a trustee and, as a result, may be deemed to share voting and dispositive power; (ii) 1,554 shares held by the WebMD Health Foundation, a private charitable foundation, of which Mr. Wygod is a trustee and, as a result, may be deemed to share voting and dispositive power; and (iii) 5,000 shares held by Mr. Wygod’s spouse in an IRA. Mr. Wygod disclaims beneficial ownership of the 5,000 shares held by his spouse.

[3]	Beneficial ownership is determined under the rules and regulations of the SEC, which provide that shares of common stock that a person has the right to acquire within 60 days are deemed to be outstanding and beneficially owned by that person for the purpose of computing the total number of shares beneficially owned by that person and the percentage ownership of that person. The percent of class of 10.8% reported here is calculated using 102,587,160 shares of HLTH Common Stock outstanding (including all outstanding unvested shares of restricted HLTH Common Stock), according to information provided by HLTH, plus 4,550,000 shares deemed outstanding because Mr. Wygod has the right to acquire them pursuant to vested options or options scheduled to vest by March 1, 2009.

CUSIP No.	40422Y 10 1	SCHEDULE 13G	Page	5	of	5

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009

Date

/s/ Martin J. Wygod

Signature

Martin J. Wygod

Name/Title